February 10, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re: IEH Corporation

Form 10-K for the Fiscal Year Ended March 29

File No. 000-05278

Dear Ladies and Gentlemen:

On behalf of IEH Corporation (the “Company”), I am responding to your comments in your letter of inquiry dated January 13, 2020 to the Company set forth below with respect to the Company’s Form 10-K for the Fiscal Year ended March 29, 2019 (“2019 Form 10-K”).

1.	Management’s Report on Internal Control over Financial Reporting, page 23

The Company in future filings will include disclosure of the COSO 2013 framework that will be consistently used to evaluate the effectiveness of the Company’s internal control over financial reporting.

2.	Item 9A. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 24

There were no changes implemented in the fourth quarter ended March 29, 2019 in the Company’s internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934, as amended). In reference to the changes disclosed in Item 9A of the 2019 Form 10-K, please be advised that the Chief Executive Officer and the Chief Financial Officer, in concurrence with the Audit Committee, implemented and evaluated the effectiveness and design and operation of our internal controls and procedures beginning with the third quarter ending December 29, 2018 and continuing on an ongoing basis with each subsequent quarter. The conclusion reached was that the Company’s internal controls and procedures for each of the third fiscal quarter ending on December 29, 2018 and the fourth fiscal quarter ending on March 29, 2019 were effective. The Company disclosed in the Form 10-Q for the quarter ended December 29, 2018 that the Company’s Board of Directors had approved the formation of two board committees, an Audit Committee and a Compensation Committee, and approved the appointment of certain directors to each such Committee.

3.	Financial Statements

Report of Independent Registered Public Accounting Firm, Page 39

The Company’s then independent registered accounting firm, Manuel Reina CPA, has provided the Company with a revised audit opinion that provides coverage for the fiscal years ended March 29, 2019 and March 30, 2018. Once the Securities and Exchange Commission (the “Commission”) determines that the comments in this response letter satisfies the Commission, the Company will file an amendment to the 2019 Form 10-K on Form 10-K/A with the Commission via EDGAR and the Form 10-K/A will contain the revised audit opinion.

4.	Balance Sheet, Page 40

The $54,489 reported as “Other Assets” on the balance sheet for the fiscal years ended March 29, 2019 and March 30, 2018, respectively, represent facility rent security deposits with respect to the lease of the Company’s corporate offices and manufacturing operations.

5.	Liabilities and Stockholders’ Equity, Page 41

The Customer Advance payments of $348,230 reported on the Company’s balance sheet as of March 29, 2019 represents payments made by customers upon placement of an order for goods but prior to completion of the manufacturing process and delivery of the goods on order to the customers. These payments are reported as a deferred liability and not revenue because the performance obligation on the part of the Company has not been satisfied and completed.

6.	Notes to Financial Statements
7.	Note 7 Income Taxes, page 50

•	The component of the net deferred tax liability in accordance with paragraph 2 through 5 of ASC 740-10-50 is comprised of the difference between book depreciation and tax depreciation of $811,754.

•	The deferred tax liability was reported as a component of accrued corporate taxes on the Company’s balance sheet. There were no deferred tax assets to report.

•	The entire amount of reported income tax expense was specifically related to continuing operations for the fiscal year ended March 29, 2019 . No amount of the reported tax expense was specifically allocable to other items. Accordingly, no additional reconciliation of the reported amount of income tax expense should be required.

The Company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to disclosure in response to Staff comments in the Company’s filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Corporation Finance in the Staff’s review of the Company’s filings or in response to the Staff’s comments on the Company’s filings.

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments, please do not hesitate to contact the undersigned.

Respectfully yours,

IEH CORPORATION

By: /s/ Robert Knoth

Robert Knoth

Chief Financial Officer

c: Manuel Reina, CPA

Steven L. Glauberman, Esq. (Becker & Poliakoff, LLP

Andi Carpenter (SEC)

Kevin Stertzel (SEC)